9605 Scranton Road, Suite 300

San Diego, California 92121

May 15, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Joshua Shainess

Re:	Inseego Corp. Registration Statement on Form S-3, Filed May 10, 2019 File No. 333-231350 (the “Registration Statement”)

Dear Mr. Shainess:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Inseego Corp. (the “Company”) hereby requests acceleration of the effectiveness of the Registration Statement to 5:00 p.m. (Eastern Time) on May 17, 2019, or as soon thereafter as practicable.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Teri O’Brien of Paul Hastings LLP, by telephone at (858) 458-3031 or by email at teriobrien@paulhastings.com. The Company hereby authorizes Ms. O’Brien to orally modify or withdraw this request for acceleration.

Sincerely,

INSEEGO CORP.

By:	/s/ Dennis Calderon
Dennis Calderon
Corporate Secretary and Vice President of Legal Affairs

cc:	Teri O’Brien, Paul Hastings LLP